UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED THIRD QUARTER 2016 RESULTS1;2;3

Santiago, Chile, November 8, 2016 – CCU announced today its consolidated financial results for the third quarter ended September 30, 2016:

•          Consolidated Volumes increased 2.5%. The Chile Operating segment increased 3.5%, the International Business Operating segment showed a 1.0% increase and the Wine Operating segment a decrease of 1.8% this quarter.

•          Net sales increased 1.1% as a consequence of 2.5% higher consolidated Volumes partially compensated by 1.4% lower average prices.

•          Gross profit decreased 3.7% explained by a 1.1% increase in Net Sales and a 6.2% increase in Cost of sales.

•          EBITDA declined 11.3%, due to decreases in the International Business and Wine Operating segments, partially offset by an increase in the Chile Operating segment.

•          Net income decreased 41.2% this quarter.

•          Earnings per share decreased 41.2% due to a lower Net income.

Key figures	Q3´16	Q3´15 (4)	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	5,469	5,334	2.5
Net sales	356,817	352,912	1.1
Gross profit	176,349	183,039	(3.7)
EBIT	30,413	37,167	(18.2)
EBITDA	51,208	57,737	(11.3)
Net income for the period	12,158	20,684	(41.2)
Earnings per share	32.9	56.0	(41.2)

Key figures	YTD '16	YTD '15 (4)	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	17,238	16,978	1.5
Net sales	1,078,915	1,046,419	3.1
Gross profit	558,900	564,791	(1.0)
EBIT	119,244	135,674	(12.1)
EBITDA	178,773	194,620	(8.1)
Net income for the period	63,025	82,521	(23.6)
Earnings per share	170.6	223.3	(23.6)

1 The consolidated figures of the following release are expressed in nominal Chilean Pesos and according to the rules and instructions of the Chilean Superintendence of Securities and Insurance ("SVS"), which are in accordance with IFRS.

2 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add up exactly to the total shown.

3 All references in this Press Release shall be deemed to refer to Q3’16 figures compared to Q3’15 figures, unless otherwise stated.

4 See Exhibit 6: Results 2015 as previously reported and current adjustments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 17

COMMENTS FROM THE CEO

We are pleased to see that in the third quarter of 2016 CCU´s volumes have recovered since previous quarter, with an overall volume increase of 2.5%, where the strongest driver was our Chile Operating segment. This volume growth is an important achievement in times of adverse macroeconomic conditions, especially in our two largest markets Chile and Argentina, where private consumption levels are under pressure. The volume growth in Chile, following the recent restructuring, has resulted in positive EBITDA growth of 6.4%. In the International Business Operating segment our EBITDA decreased CLP 5,496 million, due to two main effects: the devaluation of the Argentine peso, and price increases in Argentina lagging behind the high levels of inflation. Alltogether, consolidated EBITDA decreased 11.3% from CLP 57,737 million to CLP 51,208 million, and EBITDA margin contracted 201 bps from 16.4% to 14.4%.

The Chile Operating segment EBITDA increased 6.4%, as a result of a top-line growth of 10.6%, driven by volumes and higher average prices. The macroeconomic environment was characterized by a weak IMACEC5 growth of 1.4%. Nevertheless, we managed to maintain our gross margin level, which for the quarter reached 49.9%. We are beginning to capture efficiencies as a result of the recent restructuring that encompassed combining the route to market of the beer and non-alcoholic categories in the whole country. All-in, our EBITDA margin decreased 70 bps from 18.4% to 17.7%. As part of the ExCCelencia CCU program, as of this quarter the results of the transport, sales and packaging units are being reported as part of the Chile Operating segment. This change has also been reflected in the 2015 figures we present in this press release.

The International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, reported an EBITDA decrease of CLP 5,496 million. Despite a 1.0% increase in volumes, our top-line decreased 13.2% in CLP terms due to the 65.2% devaluation of the Argentine peso against the CLP. In addition, the 61.7% devaluation of the Argentine peso against the USD has impacted our USD denominated costs. On top of this, inflation levels in Argentina of more than 40%6 have increased our expenses, and our price increases and efficiencies were not able to compensate this effect. As part of our ExCCelencia CCU program, in order to optimize our organizational structure in Uruguay, we have incurred restructuring costs of CLP 988 million. As a result of the beforementioned factors, EBITDA margin decreased from 8.0% to 2.9%.

The Wine Operating segment EBITDA decreased from CLP 13,102 million to CLP 12,074 million, which is a decrease of 7.9%. Top line decreased 3.1% as a result of a 1.8% decrease in volumes, combined with a negative exchange rate effect of CLP 652 mln as the CLP appreciated 2.2% against the USD, affecting our export revenues. Volumes decreased 1.8%, as export volumes decreased, partially offset by growth in the domestic business. This quarter our cost of sales per hectoliter has increased 3.8%, due to the higher cost of wine from the 2016 harvest. All of this has lead to a decrease in gross margin from 46.4% to 43.6%. All-in, EBITDA margin contracted 116 bps, from 23.8% to 22.6%.

We are confident that we are on the right path in Chile, given the positive volumes and EBITDA trend we are observing. Regarding the International Business Operating segment, we believe we need additional revenue management efforts in Argentina to keep up with the high levels of inflation. For the coming periods, the wine business will continue to be affected by the higher cost of wine and by the decreasing exchange rate, while building our performance on the positive development of the business. In 2016, with the restructurings that we have completed as part of our ExCCelencia CCU program, we have made the necessary adjustments to move the company in the right direction, making our organization more lean and increasing our execution power for the future ahead of us.

5 IMACEC = Índice Mensual de Actividad Económica (Monthly Industrial Index on Economic Activity) is calculated by Chile´s Central Bank.

6 According to internal estimates, Last Twelve Months ended September 30, 2016

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 17

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1 and 2)

NET SALES

Q3’16

Increased 1.1% to CLP 356,817 million as a result of 2.5% higher consolidated volumes, partially offset by 1.4% lower average prices in CLP terms. The Chile Operating segment contributed with a growth of 10.6% in Net sales as average prices increased 6.9%, and volumes increased 3.5%. The International Business Operating segment showed a 13.2% decrease in Net sales in CLP terms, due to an increase in volumes of 1.0% and a decrease in prices in CLP terms of 14.1%. The Wine Operating segment showed a Net sales decrease of 3.1% as average price and volumes decreased 1.4% and 1.8% respectively.

2016	Accumulated Net sales increased 3.1 % to CLP 1,078,915 million as a result of 1.5% higher consolidated volumes, and 1.6% higher average prices.

Net sales by Operating segment

	Net sales (million CLP)
	Q3´16	Mix	Q3´15 (1)	Mix	Total Change%
1. Chile Operating segment	221,379	62.0%	200,106	56.7%	10.6
2. International Business Operating segment	86,700	24.3%	99,895	28.3%	(13.2)
3. Wine Operating segment	53,329	14.9%	55,051	15.6%	(3.1)
4. Other/Eliminations	(4,590)	(1.3)%	(2,140)	-0.6%	-
TOTAL	356,817	100.0%	352,912	100.0%	1.1

	Net sales (million CLP)
	YTD '16	Mix	YTD '15 (1)	Mix	Total Change%
1. Chile Operating segment	697,997	64.7%	644,008	61.5%	8.4
2. International Business Operating segment	238,044	22.1%	265,291	25.4%	(10.3)
3. Wine Operating segment	150,997	14.0%	142,408	13.6%	6.0
4. Other/Eliminations	(8,122)	(0.8)%	(5,287)	(0.5)%	-
TOTAL	1,078,915	100.0%	1,046,419	100.0%	3.1

(1)    See Exhibit 6: Results 2015 as previously reported and current adjustments.

GROSS PROFIT

Q3’16

Decreased 3.7% to CLP 176,349 million as a result of 6.2% higher Cost of sales and 1.1% higher Net sales. Cost of sales, as a percentage of Net sales, increased from 48.1% to 50.6% as the Argentine peso devaluated 61.7% against the USD, impacting our USD denominated Cost of sales, and due to the increase in the cost of wine now that the first wines of the 2016 harvest have entered our sales. As a consequence, Gross profit as a percentage of Net sales decreased from 51.9% to 49.4%, a decrease of 244 bps.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 17

2016	Gross profit decreased 1.0% to CLP 558,900 million and, as a percentage of Net sales, decreased from 54.0 % to 51.8%.

EBIT

Q3’16

Decreased 18.2% to CLP 30,413 million. The EBIT margin decreased from 10.5% to 8.5% as Gross profit as a percentage of Net Sales decreased 244 bps, and MSD&A as a percentage of Net sales decreased 25 bps.

2016	EBIT decreased 12.1% to CLP 119,244 million and EBIT margin decreased from 13.0% to 11.1%.

EBIT and EBIT margin by Operating segment

	EBIT (million CLP)					EBIT margin
	Q3´16	Mix	Q3´15 (1)	Mix	Total Change%	Q3´16	Q3´15 (1)	Total Change(bps)
1. Chile Operating segment	23,867	78.5%	22,607	60.8%	5.6	10.8%	11.3%	(52)
2. International Business Operating segment	(592)	(1.9)%	4,084	11.0%	(114.5)	(0.7)%	4.1%	(477)
3. Wine Operating segment	10,269	33.8%	11,146	30.0%	(7.9)	19.3%	20.2%	(99)
4. Other/Eliminations	(3,131)	(10.3)%	(671)	(1.8)%	-	-	-	-
TOTAL	30,413	100.0%	37,167	100.0%	(18.2)	8.5%	10.5%	(201)

	EBIT (million CLP)					EBIT margin
	YTD '16	Mix	YTD '15 (1)	Mix	Total Change%	YTD '16	YTD '15 (1)	Total Change(bps)
1. Chile Operating segment	97,866	82.1%	107,085	78.9%	(8.6)	14.0%	16.6%	(261)
2. International Business Operating segment	25	0.0%	10,607	7.8%	(99.8)	0.0%	4.0%	(399)
3. Wine Operating segment	28,864	24.2%	24,323	17.9%	18.7	19.1%	17.1%	204
4. Other/Eliminations	(7,511)	(6.3)%	(6,340)	(4.7)%	-	-	-	-
TOTAL	119,244	100.0%	135,674	100.0%	(12.1)	11.1%	13.0%	(191)

(1) See Exhibit 6: Results 2015 as previously reported and current adjustments.

EBITDA

Q3’16	Decreased 11.3% to CLP 51,208 million and EBITDA margin decreased from 16.4% to 14.4%.

2016	EBITDA decreased 8.1% to CLP 178,773 million and EBITDA margin decreased from 18.6% to 16.6%.

EBITDA and EBITDA margin by Operating segment

	EBITDA (million CLP)					EBITDA margin
	Q3´16	Mix	Q3´15 (1)	Mix	Total Change%	Q3´16	Q3´15 (1)	Total Change(bps)
1. Chile Operating segment	39,137	76.4%	36,784	63.7%	6.4	17.7%	18.4%	(70)
2. International Business Operating segment	2,534	4.9%	8,030	13.9%	(68.4)	2.9%	8.0%	(512)
3. Wine Operating segment	12,074	23.6%	13,102	22.7%	-7.9	22.6%	23.8%	(116)
4. Other/Eliminations	(2,536)	(5.0)%	(180)	(0.3)%	1311.0	-	-	-
TOTAL	51,208	100.0%	57,737	100.0%	(11.3)	14.4%	16.4%	(201)

	EBITDA (million CLP)					EBITDA margin
	YTD '16	Mix	YTD '15 (1)	Mix	Total Change%	YTD '16	YTD '15 (1)	Total Change(bps)
1. Chile Operating segment	141,435	79.1%	148,416	76.3%	(4.7)	20.3%	23.0%	(278)
2. International Business Operating segment	9,109	5.1%	21,293	10.9%	(57.2)	3.8%	8.0%	(420)
3. Wine Operating segment	34,215	19.1%	29,970	15.4%	14.2	22.7%	21.0%	161
4. Other/Eliminations	(5,987)	(3.3)%	(5,059)	(2.6)%	18.3	-	-	-
TOTAL	178,773	100.0%	194,620	100.0%	(8.1)	16.6%	18.6%	(203)

(1) See Exhibit 6: Results 2015 as previously reported and current adjustments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 17

NON-OPERATING RESULT

Q3’16	Decreased CLP 9,024 million from a loss of CLP 413 million to a loss of CLP 9,437 million mainly explained by:

•                Equity and income of JVs and associated which decreased CLP 1,144 million, from a loss of CLP 1,187 million to a loss of CLP 2,331 million, mostly due to the investments in the operations in Colombia and the closing of the Foods plant in Talca following the divestment of the food brands Natur and Calaf as announced in November 2015.

•                Other gains/(losses) which decreased CLP 9,095 million, from a gain of CLP 7,105 million to a loss of CLP 1,990 million, mostly due to negative results on our hedges related to the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets.

2016	Decreased CLP 23,023 million from a loss of CLP 6,433 million to a loss of CLP 29,456 million mainly explained by:

•                Equity and income of JVs and associated which decreased CLP 2,341 million, from a loss of CLP 2,999 million to a loss of CLP 5,340 million, mostly due to the investments in the operations in Colombia.

•                Foreign currency exchange differences which decreased CLP 1,640 million, from a gain of CLP 394 million to a loss of CLP 1,246 million, mostly due to the impact of the devaluation of the Argentine peso on our USD denominated assets and liabilities in Argentina.

•                Other gains/(losses) which decreased CLP 19,643 million, from a gain of CLP 9,212 million to a loss of CLP 10,431 million, mostly due to negative results on our hedges related to the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets.

INCOME TAXES

Q3’16

Decreased CLP 7,718 million. Higher income taxes due to the increase of the First Category Income tax rate in Chile from 22.5% to 24.0%, were offset by the lower taxable income, and by the positive effect of foreign exchange fluctuations on taxes.

2016

Decreased CLP 21,718 million. Higher income taxes due to the increase of the First Category Income tax rate in Chile from 22.5% to 24.0%, were offset by the lower taxable income, and by the positive effect of foreign exchange fluctuations on taxes.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 17

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY

Q3´16	Decreased 41.2% to CLP 12,158 million, as a result of a lower net income after tax, and a higher minority interest in our water business.

2016	Decreased 23.6% to CLP 63,025 million, as a result of a lower net income after tax, and a higher minority interest in our water and our wine business.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 17

THIRD QUARTER OPERATING SEGMENT HIGHLIGHTS (Exhibit 3)
1. CHILE

Net sales increased 10.6% to CLP 221,379 million as a result of 3.5% higher volumes, combined with 6.9% higher average prices.

EBIT increased 5.6% to CLP 23,867 million mainly explained by a 9.3% higher gross profit and 11.6% higher MSD&A expenses. Gross profit increased 9.3% as a result of 10.6% Net Sales growth, partially offset by 12.0% higher Cost of sales. All-in we maintained a relatively stable EBIT margin decreasing 52 bps from 11.3% to 10.8%.

EBITDA increased 6.4% to CLP 39,137 million and the EBITDA margin decreased from 18.4% to 17.7%.

Comments: The Chile Operating segment experienced a volume growth of 3.5% driven by both our beer and non-alcoholic category. Despite the slow macroeconomic environment we managed to maintain our gross margin level, which for the quarter reached 49.9%. We are beginning to capture efficiencies as a result of the recent restructuring that encompassed combining the route to market of the beer and non-alcoholic categories in the whole country. All-in, our EBITDA margin decreased 70 bps from 18.4% to 17.7%.

We continued with our long term brand building strategy across all our categories, investing in our brands throughout the whole country. In the beer category we launched our new packaging for Sol, the 269cc sleek can, Chile being the first market to launch this innovation.

In the non-alcoholic category we launched Pepsi Zero, in order to strengthen the Pepsi brand in Chile, by increasing our presence in the sugarfree category, which is growing its preference amongst Chilean consumers. It is supported by the marketing campaign “Change Your Routine”. Lipton Ice Tea has launched its new flavor Peach, based on black tea with peach flavor and zero percent sugar.

In spirits we launched Campanario Sparkling Sour, the first sparkling pisco sour, which represents a revolution in the Chilean cocktail industry, and we launched a limited edition of Mistral Ice Dry Black. We also published the book “Horcón Quemado Legend, heritage and alchemy: a trip to the origin” describing the history of the brand that goes back to the year 1909.

We were ranked by the “Reputation Institute” among the top 10 companies in terms of consumer perception regarding more than 100 companies across 15 different sectors. We have won the “Impulsa Female Talent” prize for our exceptional management of gender matters, and the percentage of women in the organization and management positions. In recognition of our excellent relationship with our labor unions we have been awarded the “Clotario Blest 2016” prize.

We continue our exceptional partnership with the Chilean police force “Carabineros de Chile” to promote responsible consumption related to the Chilean national holiday of September 18, by means of a Safety campaign “Toma Conciencia”, directed at pedestrians, cyclists and car drivers.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 17

2. INTERNATIONAL BUSINESS

Net sales measured in Chilean pesos, decreased 13.2% as a result of 14.1% lower average prices in CLP terms and 1.0% higher sales Volumes.

EBIT measured in Chilean pesos, decreased to negative CLP 592 million as a result of 13.2% lower Net sales combined with 5.5% lower Cost of sales, partially offset by 12.8% lower MSD&A expenses in Chilean pesos. Cost of sales as a percentage of Net sales increased to 45.6% from 41.9%, mostly due to the 61.7% devaluation of the Argentine peso, 3.4% of the Uruguayan peso, and 4.6% devaluation of the Paraguayan guaraní, affecting the USD denominated cost of sales. MSD&A as a percentage of Net sales increased from 53.9% to 54.2%. The EBIT margin decreased from 4.1% to negative 0.7%.

EBITDA measured in Chilean pesos, decreased CLP 5,496 million to CLP 2,534 million and the EBITDA margin decreased from 8.0% to 2.9%.

Comments: The 1.0% volume increase in the International Business Operating segment was mostly driven by Argentina, where we have managed to increase our market share, thereby outperforming the industry. The 61.7% devaluation has strongly affected our USD denominated costs, and inflation levels of more than 40% have absorbed a large proportion of our price increase in Argentina. As part of the restructuring plan, in Uruguay we have changed to an indirect distribution system, being effective as of September, incurring restructuring costs of CLP 988 million.

In Argentina, we are active with our marketing campaign for our brand Schneider with the launch of three new commercials of “Lanzadores de Schneider” and we have sponsored the “Bue” music festival in Buenos Aires with our brand Heineken. For our cider brand Real, we have launched berries flavor. We participated in the Day of Responsible Consumption, where our employees visited several cities in the country to improve awareness regarding responsible consumption and sales of alcoholic beverages.

In Paraguay we have launched “Heineken Draft”, a new product proposal that allows to enjoy the freshness and quality of the beer, and we have also launched a draft beer for the craft brand Sajonia.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 17

3. WINE

Net sales decreased 3.1% to CLP 53,329 million due to 1.8% lower sales Volumes7 coupled with 1.4% lower average prices.

EBIT decreased 7.9% to CLP 10,269 million mainly explained by 3.1% lower Net sales, and a 1.9% Cost of sales increase, partially offset by 7.3% lower MSD&A expenses. Cost of sales as a percentage of Net sales increased from 53.6% to 56.4%, due to the higher cost of wine related to the 2016 harvest. MSD&A as a percentage of Net sales decreased from 26.1% to 25.0% as a result of efficiencies obtained. The EBIT margin decreased from 20.2 % to 19.3%.

EBITDA decreased 7.9% to CLP 12,074 million and the EBITDA margin decreased 116 bps to 22.6%.

Comments: In our Chilean Domestic market Net sales increased 4.3% to CLP 19,399 million as a result of 2.2% higher volumes and 2.1% higher prices in all the categories. The 2.2% volume increase is mainly explained by a growing industry and a good execution at the points of sales.

In the Export business Net sales decreased 7.0% to CLP 32,983 million as a result of 5.3% lower sales volume and 1.8% lower prices in CLP terms, mainly caused by the appreciation of the Chilean peso against the US dollar. The decrease in volumes was partially caused by the high basis of comparison in the United States. Regardless of this effect we see healthy volumes in the Export business.

In addition to the recently inaugurated biogas plant of the vineyard San Pedro in Molina, we have initiated the operation of a hydroelectrical central placed at our vineyard Tarapacá, that will generate 250 kW of electric power to supply the warehouse operation of the vineyard, demonstrating our commitment to sustainability of our operations.

Celebrating Chile´s national holiday of September 18, we have launched a limited edition of our Gato Cabernet Sauvignon in 1.5 liter format, showing the colors of the Chilean flag.

For the second consecutive year, our wine “1865” of our vineyard San Pedro was identified as top 7 best known wine brands in China, recognizing its sales in the country, continuous leadership and growth over the last few years.

7 Excludes bulk wine.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 17

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, functional drinks and rum industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.

•         International Business: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations: It considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 17

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross Profit

Gross profit represents the difference between Net sales and Cost of sales

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net profit attributable to parent company shareholder as per IFRS.

UF

The UF is a monetary unit indexed to the CPI variation in Chile.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 17

Exhibit 1: Income Statement (Third Quarter 2016)
Third Quarter	2016	2015	Total
	(CLP million)		Change %
Net sales	356,817	352,912	1.1
Cost of sales	(180,469)	(169,873)	6.2
% of net sales	50.6	48.1
Gross profit	176,349	183,039	(3.7)
MSD&A	(146,297)	(145,575)	0.5
% of net sales	41.0	41.2
Other operating income/(expenses)	361	(296)	(222.2)
Exceptional items
EBIT	30,413	37,167	(18.2)
EBIT margin	8.5	10.5
Net financial expenses	(4,066)	(4,191)	(3.0)
Equity and income of JVs and associated	(2,331)	(1,187)	96.4
Foreign currency exchange differences	(550)	(1,032)	(46.7)
Results as per adjustment units	(499)	(1,108)	(55.0)
Other gains/(losses)	(1,990)	7,105	(128.0)
Total Non-operating result	(9,437)	(413)	2,183.7
Income/(loss) before taxes	20,976	36,754	(42.9)
Income taxes	(3,729)	(11,447)	(67.4)
Net income for the period	17,248	25,307	(31.8)

Net income attributable to:
The equity holders of the parent	12,158	20,684	(41.2)
Non-controlling interest	5,089	4,623	10.1

EBITDA	51,208	57,737	(11.3)
EBITDA margin	14.4	16.4	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share	32.9	56.0	(41.2)
Earnings per ADR	65.8	112.0	(41.2)

Depreciation	20,795	20,569	1.1
Capital Expenditures	42,099	35,869	17.4

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 17

Exhibit 2: Income Statement (Nine months ended on September 30, 2016)
YTD AS OF SEPTEMBER	2016	2015	Total
	(CLP million)		Change %
Net sales	1,078,915	1,046,419	3.1
Cost of sales	(520,015)	(481,629)	8.0
% of net sales	48.2	46.0
Gross profit	558,900	564,791	(1.0)
MSD&A	(442,251)	(430,710)	2.7
% of net sales	41.0	41.2
Other operating income/(expenses)	2,595	1,594	62.8
EBIT	119,244	135,674	(12.1)
EBIT margin	11.1	13.0
Net financial expenses	(10,463)	(10,625)	(1.5)
Equity and income of JVs and associated	(5,340)	(2,999)	78.0
Foreign currency exchange differences	(1,246)	394	(416.2)
Results as per adjustment units	(1,976)	(2,415)	(18.2)
Other gains/(losses)	(10,431)	9,212	(213.2)
Total Non-operating result	(29,456)	(6,433)	357.9
Income/(loss) before taxes	89,788	129,242	(30.5)
Income taxes	(11,586)	(33,304)	(65.2)
Net income for the year	78,203	95,938	(18.5)

Net income attributable to:
The equity holders of the parent	63,025	82,521	(23.6)
Non-controlling interest	15,177	13,417	13.1

EBITDA	178,773	194,620	(8.1)
EBITDA margin	16.6	18.6	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share	170.6	223.3	(23.6)
Earnings per ADR	341.1	446.7	(23.6)

Depreciation	59,528	58,946	1.0
Capital Expenditures	98,248	99,818	(1.6)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 17

Exhibit 3: Segment Information (Third Quarter 2016)
	1. Chile Operating segment (1)			2. International Business Operating segment			3. Wine Operating segment
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %	2016	2015	Total %
Volumes	3,802	3,673	3.5	1,286	1,273	1.0	382	389	(1.8)
Net sales	221,379	200,106	10.6	86,700	99,895	(13.2)	53,329	55,051	(3.1)
Net sales (CLP/HL)	58,234	54,480	6.9	67,431	78,502	(14.1)	139,640	141,586	(1.4)
Cost of sales	(111,008)	(99,112)	12.0	(39,527)	(41,840)	(5.5)	(30,056)	(29,493)	1.9
% of net sales	50.1	49.5		45.6	41.9		56.4	53.6
Gross profit	110,371	100,994	9.3	47,173	58,055	(18.7)	23,273	25,558	(8.9)
% of net sales	49.9	50.5		54.4	58.1		43.6	46.4
MSD&A	(87,302)	(78,225)	11.6	(46,977)	(53,856)	(12.8)	(13,306)	(14,347)	(7.3)
% of net sales	39.4	39.1		54.2	53.9		25.0	26.1
Other operating income/(expenses)	798	(162)	(591.4)	(788)	(115)	587.8	303	(65)	(565.6)
EBIT	23,867	22,607	5.6	(592)	4,084	(114.5)	10,269	11,146	(7.9)
EBIT Margin	10.8	11.3		(0.7)	4.1		19.3	20.2
EBITDA	39,137	36,784	6.4	2,534	8,030	(68.4)	12,074	13,102	(7.9)
EBITDA Margin	17.7	18.4		2.9	8.0		22.6	23.8

	4. Other/eliminations (1)			Total
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %
Volumes				5,469	5,334	2.5
Net sales	(4,590)	(2,140)	114.5	356,817	352,912	1.1
Net sales (CLP/HL)				65,241	66,158	(1.4)
Cost of sales	122	572	(78.7)	(180,469)	(169,873)	6.2
% of net sales				50.6	48.1
Gross profit	(4,469)	(1,569)	184.9	176,349	183,039	(3.7)
% of net sales				49.4	51.9
MSD&A	1,289	852	51.3	(146,297)	(145,575)	0.5
% of net sales				41.0	41.2
Other operating income/(expenses)	49	46	6.0	361	(296)	(222.2)
EBIT	(3,131)	(671)	366.9	30,413	37,167	(18.2)
EBIT Margin	-	-		8.5	10.5
EBITDA	(2,536)	(180)	1,311.0	51,208	57,737	(11.3)
EBITDA Margin	-	-		14.4	16.4

(1)     See Exhibit 6: Results 2015 as previously reported and current adjustments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 17

Exhibit 4: Segment Information (Nine months ended on September 30, 2016)
	1. Chile Operating segment (1)			2. International Business Operating segment			3. Wine Operating segment
YTD AS OF SEPTEMBER
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %	2016	2015	Total %
Volumes	12,331	12,037	2.4	3,850	3,908	(1.5)	1,058	1,034	2.3
Net sales	697,997	644,008	8.4	238,044	265,291	(10.3)	150,997	142,408	6.0
Net sales (CLP/HL)	56,606	53,504	5.8	61,833	67,892	(8.9)	142,741	137,673	3.7
Cost of sales	(329,953)	(291,837)	13.1	(104,410)	(107,656)	(3.0)	(84,141)	(78,601)	7.0
% of net sales	47.3	45.3		43.9	40.6		55.7	55.2
Gross profit	368,044	352,171	4.5	133,634	157,635	(15.2)	66,856	63,807	4.8
% of net sales	52.7	54.7		56.1	59.4		44.3	44.8
MSD&A	(271,959)	(245,358)	10.8	(132,890)	(148,119)	(10.3)	(38,566)	(39,578)	(2.6)
% of net sales	39.0	38.1		55.8	55.8		25.5	27.8
Other operating income/(expenses)	1,781	272	555.3	(719)	1,091	(165.9)	574	94	512.2
EBIT	97,866	107,085	(8.6)	25	10,607	(99.8)	28,864	24,323	18.7
EBIT margin	14.0	16.6		0.0	4.0		19.1	17.1
EBITDA	141,435	148,416	(4.7)	9,109	21,293	(57.2)	34,215	29,970	14.2
EBITDA margin	20.3	23.0		3.8	8.0		22.7	21.0

	4. Other/eliminations (1)			Total
YTD AS OF SEPTEMBER
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %
Volumes				17,238	16,978	1.5
Net sales	(8,122)	(5,287)	53.6	1,078,915	1,046,419	3.1
Net sales (CLP/HL)				62,588	61,632	1.6
Cost of sales	(1,512)	(3,535)	(57.2)	(520,015)	(481,629)	8.0
% of net sales				48.2	46.0
Gross profit	(9,634)	(8,822)	9.2	558,900	564,791	(1.0)
% of net sales				51.8	54.0
MSD&A	1,164	2,344	(50.3)	(442,251)	(430,710)	2.7
% of net sales				41.0	41.2
Other operating income/(expenses)	959	138	596.4	2,595	1,594	62.8
EBIT	(7,511)	(6,340)	18.5	119,244	135,674	(12.1)
EBIT margin	-	-		11.1	13.0
EBITDA	(5,987)	(5,059)	18.3	178,773	194,620	(8.1)
EBITDA margin	-	-		16.6	18.6

(1)     See Exhibit 6: Results 2015 as previously reported and current adjustments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 17

Exhibit 5: Balance Sheet
	September 30	December 31	Total Change%
	2016	2015
	(CLP million)
ASSETS
Cash and cash equivalents	105,645	192,554	(45.1)
Other current assets	497,732	491,758	1.2
Total current assets	603,377	684,312	(11.8)

PP&E (net)	890,541	872,667	2.0
Other non current assets	299,273	266,377	12.3
Total non current assets	1,189,814	1,139,045	4.5
Total assets	1,793,191	1,823,357	(1.7)

LIABILITIES
Short term financial debt	77,288	43,974	75.8
Other liabilities	300,804	344,717	(12.7)
Total current liabilities	378,091	388,691	(2.7)

Long term financial debt	120,119	136,927	(12.3)
Other liabilities	113,430	110,217	2.9
Total non current liabilities	233,549	247,144	(5.5)
Total Liabilities	611,641	635,834	(3.8)

EQUITY
Paid-in capital	562,693	562,693	-
Other reserves	(132,738)	(103,226)	(28.6)
Retained earnings	629,862	598,349	5.3
Net equity attributable to parent company shareholders	1,059,818	1,057,816	0.2
Non - controlling interest	121,733	129,706	(6.1)
Total equity	1,181,550	1,187,522	(0.5)
Total equity and liabilities	1,793,191	1,823,357	(1.7)

OTHER FINANCIAL INFORMATION

Total financial debt	197,407	180,901	9.1

Net Financial debt	91,762	(11,654)	(887.4)

Liquidity ratio	1.60	1.76
Financial Debt / Capitalization	0.14	0.13
Net Financial debt / EBITDA	0.32	(0.04)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 16 of 17

Exhibit 6: Results 2015 as previously reported and current adjustments

From the third quarter of 2016 onwards, the Chile Operating segment incorporated in their management the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A., and Fábrica de Envases Plásticos S.A.. As of  September 2015 the revenue and expenses of the Strategic Service Units were disclosed under Others, however for comparability these revenues and expenses have been adjusted to the previously reported figures in the following tables.

	1. Chile Operating segment			4. Other/eliminations
Third Quarter
(In CLP million unless stated otherwise)	As previously reported	Adjustments	Adjusted	As previously reported	Adjustments	Adjusted
Net sales	197,883	2,223	200,106	82	(2,223)	(2,140)
Cost of sales	(99,320)	208	(99,112)	780	(208)	572
% of net sales	50.2		49.5
Gross profit	98,564	2,431	100,994	862	(2,431)	(1,569)
% of net sales	49.8		50.5
MSD&A	(72,972)	(5,252)	(78,225)	(4,400)	5,252	852
% of net sales	36.9		39.1
Other operating income/(expenses)	(30)	(132)	(162)	(86)	132	46
EBIT	25,561	(2,954)	22,607	(3,625)	2,954	(671)
EBIT Margin	12.9		11.3
EBITDA	37,317	(533)	36,784	(713)	533	(180)
EBITDA Margin	18.9		18.4

	1. Chile Operating segment			4. Other/eliminations
YTD AS OF SEPTEMBER
(In CLP million unless stated otherwise)	As previously reported	Adjustments	Adjusted	As previously reported	Adjustments	Adjusted
Net sales	638,710	5,297	644,008	11	(5,297)	(5,287)
Cost of sales	(297,982)	6,146	(291,837)	2,611	(6,146)	(3,535)
% of net sales	46.7		45.3
Gross profit	340,728	11,443	352,171	2,621	(11,443)	(8,822)
% of net sales	53.3		54.7
MSD&A	(234,303)	(11,054)	(245,358)	(8,711)	11,054	2,344
% of net sales	36.7		38.1
Other operating income/(expenses)	420	(148)	272	(10)	148	138
EBIT	106,844	241	107,085	(6,099)	(241)	(6,340)
EBIT Margin	16.7		16.6
EBITDA	140,117	8,299	148,416	3,239	(8,299)	(5,059)
EBITDA Margin	21.9		23.0

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 17 of 17

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 8, 2016